Pricing Supplement Dated December 13, 2007	Rule 424(b)(2)
(To Prospectus dated July 2, 2007 and	File Nos. 333-144261,
Prospectus Supplement dated October 25, 2007)	333-144261-01, 333-144261-02, 333-144261-03,
THE BANK OF NEW YORK MELLON CORPORATION	333-144261-04, 333-144261-05, 333-144261-06
and 333-144261-07.

Senior Medium-Term Notes Series G, U.S. $ Fixed Rate

Senior Medium-Term Notes Series G

(U.S. $ Fixed Rate)

Trade Date: December 13, 2007

Original Issue Date: December 20, 2007

Principal Amount: $800,000,000

Net Proceeds to Issuer: $793,288,000, plus accrued interest, if any, from and including November 1, 2007 to but excluding December 20, 2007

Price to Public: 99.211%, plus accrued interest, if any, from and including November 1, 2007 to but excluding December 20, 2007

Commission/Discount: 0.050%

Agent’s Capacity:   x   Principal Basis        Agency Basis

Maturity Date: November 1, 2012

Interest Payment Dates: Interest pays semi-annually on each November 1 and May 1, commencing May 1, 2008 and ending on maturity date (or next business day, adjusted modified following)

Interest Rate: 4.95% per annum

Form:	x	Book Entry
	—–	Certificated

Redemption:	x	The Notes cannot be redeemed prior to maturity
	—–	The Notes may be redeemed prior to maturity

Repayment:	x	The Notes cannot be repaid prior to maturity
	—–	The Notes can be repaid prior to maturity at the option of the holder of the Notes

Discount Note:	__ Yes	x No

Defeasance: The defeasance and covenant defeasance provisions of the Senior Indenture described under “Description of Senior Debt Securities and Senior Subordinated Debt Securities – Legal Defeasance and Covenant Defeasance” in the Prospectus will apply to the Notes.

Plan of Distribution: The Notes described herein are being purchased, severally and not jointly, by each of the agents named in the below table (the “Agents”), each as principal, on the terms and conditions described in the Prospectus Supplement under the caption “Plan of Distribution of Medium-Term Notes.”

Agent	Aggregate Principal Amount of Notes to be Purchased
Deutsche Bank Securities Inc.	$320,000,000
Goldman, Sachs & Co.	$320,000,000
Barclays Capital Inc.	$120,000,000
BNY Capital Markets, Inc.	$40,000,000
Total:	$800,000,000

The Notes offered hereby are to be fungible and consolidated with the $1,000,000,000 principal amount of 4.95% Senior Medium-Term Notes Series G due November 1, 2012, issued on November 1, 2007, thereby forming a single issue with such notes with an aggregate principal amount of $1,800,000,000.

An affiliate of Deutsche Bank Securities Inc. is the trustee under the indenture pursuant to which the Notes will be issued.

Delivery of the Notes will be made against payment on or about the fifth business day following the date of this Pricing Supplement. Trades of securities in the secondary market generally are required to settle in three business days, referred to as T+3, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+3 basis, investors who wish to trade the Notes before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

2